Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

January 10, 2014

VIA EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Graphite Corp.

Dear Mr. Thompson:

We respectfully submit this letter on behalf of our client, the Graphite Corp., a Nevada corporation (the “Company”).  The Company hereby request an extension of time until January 15, 2013, to respond the letter of the Securities and Exchange Commission to the Company, dated November 19, 2013. The Company is still garnering the factual information to respond to the staff’s comments in the referenced letter.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo